The Flex-funds

Having Trouble Finding The Perfect Gift This Holiday?

0.35%*

7-day simple and compound yields

Ranked 1st out of 235 first tier retail money market funds**

Call 800.325.3539 or Click Today!

A Flex-funds® Money Market Fund account may be the perfect fit.

The Flex-funds® Money Market Fund may be suitable for a wide range of investors that can be used to save for college, a home, and even retirement.

Give someone a gift as unique as they are, a Money Market Fund account from The Flex-funds®.

* 7-day simple yield as of 11/30/09, first-tier retial money market funds according to iMoneyNet.com. ** According to iMoneyNet.com first-tier retail money market funds as of 11/17/09. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing. To request or receive a copy of The Flex-funds® prospectus, contact Shareholder Services at 800.325.3539 or visit www.flexfunds.com.